SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Amendment No.1
                                   to
                              Schedule 13D

                Under the Securities Exchange Act of 1934


                              Endorex Corp.
                            (Name of Issuer)


                     Common Stock, $0.001 par value
                     (Title of Class of Securities)


                              452916 40 6
                            (CUSIP Number)


                          Dr. Gerald Vosika
                        3505 Riverview Circle
                      Moorhead, Minnesota 56560
            (Name, Address and Telephone Number of Persons
            Authorized to Receive Notices and Communications)



                            July 31, 1996
       (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule
    13G to report the acquisition which is the subject of this
    Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with this statement [ ].

    CUSIP No.

    1.  Name of Reporting Person              Gerald Vosika

        S.S. or I.R.S. Identifica-
        tion No. of Above Person              ###-##-####

    2.  Check the Appropriate        (a)
        Box if a Member of a Group   (b) X

    3.  SEC Use Only

    4.  Source of Funds               PF

    5.  Check if Disclosure of        Not Applicable
        Legal Proceedings is
        Required Pursuant to
        Items 2(d) or 2(e)

    6.  Citizenship or Place          United States
        of Organization

        Number of Shares              7. Sole Voting
        Beneficially Owned               Power           2,143,499
        by Each Reporting             8. Shared Voting
        Person With                      Power                 -0-

                                      9. Sole Dispositive
                                         Power           2,143,499

                                     10. Shared Dispositive
                                         Power                 -0-


    11.  Aggregate Amount Beneficially
         Owned By Each Reporting
         Person                                          2,143,499

    12.  Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares                                     Not Applicable

    13.  Percent of Class Represented by
         Amount in Row (11)

    14.  Type of Reporting Person                  IN

    Item 1.  Security and Issuer.

         The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the "Shares"), of Endorex Corp. (formerlyImmunotherapeutics, Inc.), a Delaware corporation, (the "Company"). The principal executive offices of the Company are located at 3233 Fifteenth Street South, Fargo, North Dakota 58104.


    Item 2.  Identity and Background.

         This Statement is being filed by Gerald Vosika ("Vosika"). The residence address of Vosika is 3505 Riverview Circle, Moorhead, Minnesota 56560. The present principal occupation of Vosika is Chairman of the Board of the Company.

         Vosika has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       Mr. Vosika is a United States citizen.

    Item 3.  Source and Amount of Funds or Other Consideration.

      On July 31, 1996, Vosika exercised options to purchase an aggregate of 2,100,000 shares of the Company's Common Stock. Of the 2,100,000 shares, 2,000,000 were purchased on exercise of a Stock Option Agreement dated March 21, 1996 at an exercise price of $.065 per share and 100,000 shares were purchased on exercise of an option dated January 19, 1996 at an exercise price of $0.07 per share. Prior to exercise of the options Vosika held 43,499 shares and continues to hold options to purchase 175,000 shares at an exercise price of $0.07. The funds used to pay the exercise price were from Vosika's cash assets.

        Of the shares held by Vosika, 500,000 are the subject of a ten-year option granted to a non-affiliated person. Such option is exerciseable at a price of $0.10 per share.

   Item 4.  Purpose of Transaction.

        The purpose of the acquisition of the shares was to increase Vosika's stock ownership in the Company. The shares were purchased for investment.

        As of the date hereof, Vosika does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

    Item 5.   Interest in Securities of the Issuer.

        As of December 20, 1996 Vosika holds beneficially the following securities of the Company.

                                            Shares of Common   Percentage of
                                            Stock issuable     shares of
    Title of security          Amount       upon exercise      Common Stock(1)

    Common Stock              2,143,499          -0-               13.10%

    Option                      175,000          -0-                0.01$

                                                           TOTAL   13.11%

      (1) Calculated in accordance with Rule 13d-3.



    Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Vosika is a party to the Option dated as of September 24, 1996 the terms and conditions of which are described above.


    Item 7.  Material to be Filed as Exhibits.

             Exhibit                                       Page


       Not applicable.



       SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



    Dated:   January 29, 1997


                                    /s/ Gerald J. Vosika

                                    Gerald Vosika